April 18, 2012

VIA EDGAR (“corresp”)

Mr. Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Mail Stop 3561

Washington, D.C. 20549-3561

Re:	United Continental Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 22, 2012

File No. 001-06033

United Air Lines, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 22, 2012

File No. 001-11355

Continental Airlines, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 22, 2012

File No. 001-10323

Dear Mr. Shenk:

This letter responds to the comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning the United Continental Holdings, Inc. (“UAL”), United Air Lines, Inc. (“United”), and Continental Airlines, Inc. (“Continental” and, together with UAL and United, the “Company”) Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”), as set forth in the Staff’s letter dated April 17, 2012. For your convenience, the Staff’s comment is repeated below in bold, with the Company’s response to the comment set forth immediately thereafter.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Results of Operations, page 38

1. We note your disclosure that UAL’s discussion of results of operations for fiscal year 2011 compared to fiscal year 2010 results are presented on a combined basis in regards to the year ended December 31, 2010. We do not believe it is appropriate to combine information for the pre- and post-transaction periods without reflecting all

77 W. Wacker Drive, Chicago, IL 60601

relevant pro forma adjustments required by Regulation S-X Article 11. However, we would not object to a presentation such as that used in your fiscal year 2010 Form 10-K that did not include a combined column in tables or combined figures in the narrative discussion. Therefore, please revise future filings to include an analysis and discussion based on the historical financial statements.

Response: In future filings, we will not combine the results in this manner and instead will present the results of operations in a manner consistent with how we presented the results of operations in our fiscal year 2010 Form 10-K.

With respect to the preceding response, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional questions or comments after reviewing this letter, the Company would appreciate the opportunity to discuss the comments with the Staff. Please direct any questions about this letter to me at (312) 997-2926.

Sincerely,

/s/ Chris Kenny
Chris Kenny
Vice President and Controller

cc:	Jeffery A. Smisek

John D. Rainey

Brett J. Hart

77 W. Wacker Drive, Chicago, IL 60601